UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2019
Commission File Number 333-228127
ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager

Date: March 13, 2019

March 13, 2019
To All

Company name:	ALPS ALPINE CO., LTD
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL: +81-3-5499-8026 (IR Direct)

Notice Regarding a Lawsuit against the Company and its Subsidiaries

ALPS ALPINE CO., LTD. (the “Company”) hereby announces, as further detailed below, that it and its subsidiary, Alpine Electronics, Inc. (“Alpine”), received notification from the Tokyo District Court that a lawsuit was filed on March 4, 2019.

Particulars

1. Cause of, and particulars leading up to, the lawsuit

The Company conducted a share exchange, effective on January 1, 2019, by which Alpine became a wholly owned subsidiary of the Company, and the Company the sole parent of Alpine (the “Share Exchange”).  The entities listed in “2” below, which were shareholders of Alpine immediately prior to the Share Exchange becoming effective (the “Plaintiffs”), assert that the Share Exchange was unfair, among other claims, and therefore seek the nullification of the Share Exchange, among other remedies.

2. Summary of the parties who filed the lawsuit

Name:	Oasis Investments II Master Fund Ltd.
Address:	Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands
Representative’s Name and Title:	Phillip Meyer, Director

Name:	Oasis Japan Strategic Fund Ltd.
Address:	Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands
Representative’s Name and Title:	Phillip Meyer, Director

3. Particulars of the lawsuit

(1) Particulars of the claims

The Plaintiffs sue for the nullification of the Share Exchange, the restitution by Alpine of unjust enrichment, predicated on the nullification of the Share Exchange being upheld, and a claim for damages against the Company and Alpine based on joint tortious acts.

(2) Lawsuit Amount

¥38,439,754,705

4. Outlook

The Company believes, as disclosed in past press releases and otherwise, that the Company and Alpine carried out the Share Exchange using proper means, and that thus the Plaintiffs’ claims are baseless. The Company and Alpine intend to assert their views at trial.
The impact that this lawsuit will have on the Company’s financial performance is currently unclear.  Once matters arise that should be disclosed, the Company will disclose them in a timely manner.